Exhibit 99.1

ROGERS COMMUNICATIONS INC.,
as issuer of the Notes under each of the Existing Series Supplements,

ROGERS CABLE AND DATA CENTRES INC.,
as the Successor Guarantor

and

THE BANK OF NEW YORK MELLON,
as Trustee

FIRST AMENDING SUPPLEMENTAL INDENTURE

Dated as of January 1, 2016

amending each of the following Series Supplements
 to the Indenture dated as of August 6, 2008

FIRST SUPPLEMENTAL INDENTURE dated as of August 6, 2008
SECOND SUPPLEMENTAL INDENTURE dated as of August 6, 2008
THIRD SUPPLEMENTAL INDENTURE dated as of March 7, 2013
FOURTH SUPPLEMENTAL INDENTURE dated as of March 7, 2013
FIFTH SUPPLEMENTAL INDENTURE dated as of October 2, 2013
SIXTH SUPPLEMENTAL INDENTURE dated as of October 2, 2013
SEVENTH SUPPLEMENTAL INDENTURE dated as of March 10, 2014
EIGHTH SUPPLEMENTAL INDENTURE dated as of December 8, 2015

FIRST AMENDING SUPPLEMENTAL INDENTURE dated as of January 1, 2016 (this “First Amending Supplemental Indenture”), among Rogers Communications Inc., a corporation organized under the laws of the Province of British Columbia (hereinafter called the “Company”), Rogers Cable and Data Centres Inc., a corporation organized under the laws of Canada (hereinafter called “RCDCI”), and The Bank of New York Mellon, a New York banking corporation, as trustee (hereinafter called the “Trustee”).

WHEREAS, the Company and the Trustee are parties to an indenture dated as of August 6, 2008 (as the same may from time to time be supplemented or amended (other than by a Series Supplement), the “Indenture”);

WHEREAS, the Company and the Trustee have previously entered into the following Series Supplements (collectively, the “Existing Series Supplements”) to establish the terms of each Series of Securities that the Company has issued under the Indenture (collectively, the “Existing Series”): (i) the first supplemental indenture to the Indenture (the “First Supplemental Indenture”), establishing the terms and conditions of the 6.80% Senior Notes due 2018; (ii) the second supplemental indenture to the Indenture (the “Second Supplemental Indenture”), establishing the terms and conditions of the 7.50% Senior Notes due 2038; (iii) the third supplemental indenture to the Indenture, establishing the terms and conditions of the 3.00% Senior Notes due 2023; (iv) the fourth supplemental indenture to the Indenture, establishing the terms and conditions of the 4.50% Senior Notes due 2043; (v) the fifth supplemental indenture to the Indenture, establishing the terms and conditions of the 4.10% Senior Notes due 2023; (vi) the sixth supplemental indenture to the Indenture, establishing the terms and conditions of the 5.45% Senior Notes due 2043; (vii) the seventh supplemental indenture to the Indenture, establishing the terms and conditions of the 5.00% Senior Notes due 2044; and (viii) the eighth supplemental indenture to the Indenture, establishing the terms and conditions of the 3.625% Senior Notes due 2025;

WHEREAS Rogers Cable Communications Inc. (“RCCI”), which provided a Guarantee pursuant to Section 701 of each of the First Supplemental Indenture and the Second Supplemental Indenture, was amalgamated with 0862081 B.C. Ltd. and Rogers Communications Inc. on July 1, 2010 and continued as the Company;

WHEREAS, Rogers Communications Partnership (f/k/a Rogers Wireless Partnership), a general partnership organized under the laws of the Province of Ontario   (the “Original Guarantor”), has provided a Guarantee pursuant to Section 701 of each such Existing Series Supplement (each an “Original Guarantee” and collectively, the “Original Guarantees”);

WHEREAS, pursuant to Section 701 of each Existing Series Supplement the Company has guaranteed each of the Original Guarantees;

WHEREAS, the Original Guarantor will be dissolved (the “Dissolution”) at 12:20 a.m., Toronto time, on January 1, 2016 (the “Effective Time”) and, as a consequence of such Dissolution, RCDCI will become the sole owner of all of the property of the Original Guarantor and, as successor to the Original Guarantor, will carry on the business that was the business of the Original Guarantor;

WHEREAS, pursuant to Section 703 of each Existing Series Supplement, RCDCI will be the Successor Guarantor to the Original Guarantor by virtue of the Dissolution;

WHEREAS, Section 703 of each Existing Series Supplement provides, among other things, that the Successor Guarantor shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of the Original Guarantor under the Original Guarantee, and the Company has requested the Trustee to enter into this First Amending Supplemental Indenture for such purpose;

WHEREAS, Section 801 of the Indenture provides that, without the consent of any Holders, the Company (when authorized by a Board Resolution) and the Trustee may enter into one or more indentures supplemental to the Indenture for the purposes of (i) adding security to, to further secure, or to guarantee the Securities of any Series, or (ii) to confirm and evidence the release, termination or discharge of any guarantee or security in respect of the Securities of any Series when such release, termination or discharge, as applicable, is permitted by the Indenture; and

WHEREAS, the Company and RCDCI have complied with all conditions precedent provided for in the Indenture and each of the Existing Series Supplements relating to this First Amending Supplemental Indenture;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged by the parties hereto, the parties hereto agree as follows:

ARTICLE ONE
 INTERPRETATION

SECTION 101. EFFECT OF FIRST AMENDING SUPPLEMENTAL INDENTURE

Upon the execution and delivery of this First Amending Supplemental Indenture by the Company, RCDCI and the Trustee, each of the Existing Series Supplements shall be supplemented and amended in accordance herewith, and this First Amending Supplemental Indenture shall form a part of each Existing Series Supplement for all purposes. In the event of a conflict between any provisions of an Existing Series Supplement and this First Amending Supplemental Indenture, the relevant provision or provisions of this First Amending Supplemental Indenture shall govern.

SECTION 102. EXISTING SERIES SUPPLEMENTS REMAIN IN FULL FORCE AND EFFECT.

Except as supplemented or amended hereby, all other provisions in each of the Existing Series Supplements, to the extent not inconsistent with the terms and provisions of this First Amending Supplemental Indenture, shall remain in full force and effect.

SECTION 103. INCORPORATION OF EXISTING SERIES SUPPLEMENTS.

All the provisions of this First Amending Supplemental Indenture shall be deemed to be incorporated in, and made a part of, each of the Existing Series Supplements; and each Existing Series Supplement, as supplemented and amended by this First Amending Supplemental Indenture, shall be read, taken and construed as one and the same instrument; provided, however, that with respect to each Existing Series Supplement, the provisions of this First Amending Supplemental Indenture are expressly and solely for the benefit of the Holders of the Notes  of the Existing Series established thereby.

SECTION 104. DEFINITIONS.

Capitalized terms used herein without definition shall have the meanings assigned to them in the applicable Existing Series Supplement or the Indenture, as applicable.

ARTICLE TWO
 ASSUMPTION OF GUARANTEE

SECTION 201.  ASSUMPTION OF GUARANTEE BY SUCCESSOR GUARANTOR.

As of the Effective Time, RCDCI hereby assumes, as Successor Guarantor, all obligations of the Original Guarantor under each of the Original Guarantees and the Company hereby fully and unconditionally guarantees each Guarantee of the Successor Guarantor.

In accordance with Section 703(b) of each Existing Series Supplement, as of the Effective Time, RCDCI, as Successor Guarantor, shall succeed to, and be substituted for, and may exercise every right and power of, the Original Guarantor under each Existing Series Supplement with the same effect as if RCDCI had been named as the Guarantor therein, and all references to the “Guarantor” in each of the Existing Series Supplements shall be deemed to be references to RCDCI, as Guarantor.

SECTION 202.  ORIGINAL GUARANTEES TERMINATED.

In accordance with Section 703(b) of each Existing Series Supplement, immediately after the Effective Time, the Original Guarantor shall be released and relieved from all of its obligations under Article Seven of each of the Existing Series Supplements and the Original Guarantees shall be terminated and shall be of no further force or effect.

ARTICLE THREE
 MISCELLANEOUS

SECTION 301.  TRUSTEE’S ACCEPTANCE

The Trustee hereby accepts this First Amending Supplemental Indenture and agrees to perform the same under the terms and conditions set forth in each Existing Series Supplement.

SECTION 302.  COUNTERPARTS.

This First Amending Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

SECTION 303.  EFFECT OF HEADINGS.

The Section headings herein are for convenience only and shall not affect the construction hereof.  Unless otherwise expressly specified, references in this First Amending Supplemental Indenture to specific Section numbers refer to Sections contained in this First Amending Supplemental Indenture, and not the Indenture, the Existing Series Supplements or any other document.

SECTION 304.  SUCCESSORS AND ASSIGNS.

All covenants and agreements in this First Amending Supplemental Indenture by RCDCI shall bind its successors and permitted assigns (if any), whether so expressed or not.

SECTION 305.  SEPARABILITY CLAUSE.

In case any provision in this First Amending Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 306.  BENEFITS OF SUPPLEMENTAL INDENTURE.

Nothing in this First Amending Supplemental Indenture, express or implied, shall give to any Person (other than the parties hereto, any Paying Agent and any Security Registrar, and their successors hereunder, and the Holders of the Notes of each Existing Series, with respect to the applicable Existing Series Supplement) any benefit or any legal or equitable right, remedy or claim under this First Amending Supplemental Indenture.

SECTION 307.  GOVERNING LAW.

This First Amending Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law.  This First Amending Supplemental Indenture shall be subject to the provisions of the Trust Indenture Act that are required or deemed to be a part of this First Amending Supplemental Indenture and shall, to the extent applicable, be governed by such provisions.

SECTION 307.  RESPONSIBILITY OF TRUSTEE.

The recitals contained herein shall be taken as the statements of the Company and RCDCI and the Trustee assumes no responsibility for the correctness of such recitals.  The Trustee makes no representation as to the validity or sufficiency of this First Amending Supplemental Indenture.

SECTION 308.  CONFLICTS WITH THE TRUST INDENTURE ACT.

If any provision of this First Amending Supplemental Indenture limits, qualifies or conflicts with any provision of the Trust Indenture Act that is required under the Trust Indenture Act to be part of and govern any provision of this First Amending Supplemental Indenture, the provision of the Trust Indenture Act shall control.  If any provision of this First Amending Supplemental Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the provision of the Trust Indenture Act shall be deemed to apply to each Existing Series Supplement as so modified or to be excluded by this First Amending Supplemental Indenture, as the case may be.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this First Amending Supplemental Indenture to be duly executed all as of the day and year first above written.

ROGERS COMMUNICATIONS INC.,

By:	/s/ Glenn Brandt
Name: Glenn Brandt
Title: Vice President, Treasurer

By:	/s/ Nick Pantaleo
Name: Nick Pantaleo
Title: Senior Vice President, Corporate Finance

ROGERS CABLE AND DATA CENTRES INC.,

By:	/s/ Glenn Brandt
Name: Glenn Brandt
Title: Vice President, Treasurer

By:	/s/ Nick Pantaleo
Name: Nick Pantaleo
Title: Senior Vice President, Corporate Finance

[Signature Page to First Amending Supplemental Indenture]

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ Teresa Wyszomierski
Name: Teresa Wyszomierski
Title: Vice President

[Signature Page to First Amending Supplemental Indenture]